------
FORM 4                                 U.S. SECURITIES AND EXCHANGE COMMISSION
------                                           Washington D.C.  20549

[  ] Check this box if               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     no longer Subject
     to Section 16.    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                         Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                  Section 30(f) of the Investment Company Act 1940
--------------------------------------------------------------------------------------------------------------------------------
|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol   |6.Relationship of Reporting Person to  |
|                                        |                                             |  Issuer (Check all Applicable)        |
|  Kambouroglou,    Paul                 |  C&D TECHNOLOGIES, INC.    (CHP)            |                                       |
|----------------------------------------|---------------------------------------------| ___ Director       ___ Owner          |
|   (Last)        (First)        (MI)    |3.IRS or Soc. Sec. No.|4.Statement for Month/|                                       |
|                                        |  of Reporting Person |  Year                | _X_ Officer (give  ___ Other          |
|  c/o C&D TECHNOLOGIES, INC.            |  (Voluntary)         |                      |       title below)     (Specify below)|
|  1400 Union Meeting Road               |                      |          6/00        |                                       |
|                                        |                      |                      |  Vice President, Operations           |
|----------------------------------------|                      |----------------------|---------------------------------------|
|          (Street)                      |                      |5.If Amendment,Date of|7.Individual or Joint/Group Filing     |
|                                        |                      | Original (Month/Year)|  (Check Applicable Line)              |
|                                        |                      |                      |                                       |
|  Blue Bell,       PA        19422      |                      |                      | _X_ Form filed by One Reporting Person|
|                                        |                      |                      |                                       |
|                                        |                      |                      | ___ Form filed by More than One       |
|                                        |                      |                      |     Reporting Person                  |
|----------------------------------------|----------------------|----------------------|---------------------------------------|
|  (City)            (State)     (Zip)                                                                                         |
|                                       TABLE I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned        |
|------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security         |2.Transac-   |3.Trans.  |4.Security Acquired (A) or    |5.Amount of    |6.       |7.Nature of    |
|  (Instr. 3)                |  tion Date  |  Code    |  Disposed of (D)             |  Securities   |Ownership|  Indirect     |
|                            | (Mon/Day/Yr)|(Instr. 8)|  (Instr. 3, 4 & 5)           |  Beneficially |Form Dir.|  Beneficial   |
|                            |             |     |    |               |    |         |  Owned at End |(D) or   |  Ownership    |
|                            |             |     |    |               |(A) |         |  of Month     |Ind. (I) |  (Instr. 4)   |
|                            |             |Code | V  |     Amount    |(D) |  Price  |  (Instr. 3&4) |         |               |
|----------------------------|-------------|-----|----|---------------|----|---------|---------------|---------|---------------|
|                            |             |     |    |               |    |         |               |         |By 401(k)      |
| Common Stock               |             |     |    |               |    |         |    70.304 (1) |   I     |Plan           |
|----------------------------|-------------|-----|----|---------------|----|---------|---------------|---------|---------------|
|                            |             |     |    |               |    |         |               |         |               |
| Common Stock               |  6/16/00    | P   |    |      3,000    | A  | 56.6875 |    39,000 (2) |    D    |               |
|----------------------------|-------------|-----|----|---------------|----|---------|---------------|---------|---------------|
|                            |             |     |    |               |    |         |               |         |               |
|                            |             |     |    |               |    |         |               |         |               |
|----------------------------|-------------|-----|----|---------------|----|---------|---------------|---------|---------------|
|                            |             |     |    |               |    |         |               |         |               |
|                            |             |     |    |               |    |         |               |         |               |
|----------------------------|-------------|-----|----|---------------|----|---------|---------------|---------|---------------|
|                            |             |     |    |               |    |         |               |         |               |
|                            |             |     |    |               |    |         |               |         |               |
--------------------------------------------------------------------------------------------------------------------------------

Reminder: Report of a separate line for each class securities owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)

                                                                   SEC1474(7-96)
                                                                    PAGE: 1 of 2

FORM 4 (continued)        TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, covertible security)
--------------------------------------------------------------------------------------------------------------------------------
|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of      |6.Date     |7.Title and Amount   |8.Price of|9.Number  |10. |11.Nature |
|Derivative|sion or  |Trans|saction  |  Derivative     |Exercisable|  or Underlying      |Derivative|  of      |Own.|   of     |
|Security  |Exercise |Date |Code     |  Securities     |and        |  Securities         |Security  |Derivative|Form| Indirect |
|(Instr. 3)|Price of |(Mon/|(Instr.8)|  Acquired (A) or|Expiration |  (Instr. 3 & 4)     |(Instr. 5)|Securities|of  |Beneficial|
|          |Deriva-  |Day/ |         |  Disposed of (D)|Date       |                     |          |Benefi-   |Deri|Ownership |
|          |tive     |Year)|         |  (Instr. 3, 4&5)|(Mon/Day/  |                     |          |cially    |Sec.|(Instr. 4)|
|          |Security |     |         |                 | Year)     |                     |          |Owned at  |Dir.|          |
|          |         |     |         |                 |-----------|---------------------|          |End of    |(D) |          |
|          |         |     |         |                 |     |     |          |Amount or |          |Month     |or  |          |
|          |         |     |---------|-----------------|Date |Exp. |  Title   |Number of |          |(Instr. 4)|Ind.|          |
|          |         |     |Code| V  |  (A)   |  (D)   |Exbl.|Date |          |Shares    |          |          |(I) |          |
|----------|---------|-----|----|----|--------|--------|-----|-----|----------|----------|----------|----------|----|----------|
|Employee  |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Stock     |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Option    |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|(right to |         |     |    |    |        |        |     |10/30|Common    |          |          |          |    |          |
|Buy       | 6.00    |(3)  | M  |    |  (3)   |  (3)   | (3) | /06 |Stock     |  (3)     |   6.00   |  40,000  | D  |          |
|----------|---------|-----|----|----|--------|--------|-----|-----|----------|----------|----------|----------|----|----------|
|Employee  |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Stock     |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Option    |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|(right to |         |     |    |    |        |        |     |2/01/|Common    |          |          |          |    |          |
|Buy       | 8.625   |(4)  | M  |    |  (4)   |  (4)   | (4) | 07  |Stock     |  (4)     |   8.625  |  10,000  | D  |          |
|----------|---------|-----|----|----|--------|--------|-----|-----|----------|----------|----------|----------|----|----------|
|Employee  |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Stock     |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Option    |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|(right to |         |     |    |    |        |        |     |9/30/|Common    |          |          |          |    |          |
|Buy       |11.4687  |(5)  | M  |    |  (5)   |  (5)   | (5) | 07  |Stock     |  (5)     |  11.4687 |  16,800  | D  |          |
|----------|---------|-----|----|----|--------|--------|-----|-----|----------|----------|----------|----------|----|----------|
|Employee  |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Stock     |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Option    |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|(right to |         |     |    |    |        |        |     |9/29/|Common    |          |          |          |    |          |
|Buy       |11.6562  |(6)  | M  |    |  (6)   |  (6)   | (6) | 08  |Stock     |  (6)     |  11.6562 |  10,000  | D  |          |
|----------|---------|-----|----|----|--------|--------|-----|-----|----------|----------|----------|----------|----|----------|
|Employee  |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Stock     |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Option    |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|(right to |         |     |    |    |        |        |     |9/24/|Common    |          |          |          |    |          |
|Buy       |18.3437  |(7)  | M  |    |  (7)   |  (7)   | (7) | 09  |Stock     |  (7)     |  18.3437 |  14,400  | D  |          |
|----------|---------|-----|----|----|--------|--------|-----|-----|----------|----------|----------|----------|----|----------|
|Employee  |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Stock     |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|Option    |         |     |    |    |        |        |     |     |          |          |          |          |    |          |
|(right to |         |     |    |    |        |        |     |2/22/|Common    |          |          |          |    |          |
|Buy       |22.3125  |(8)  | M  |    |  (8)   |  (8)   | (8) | 10  |Stock     |  (8)     |  22.3125 |  15,000  | D  |          |
|----------|---------|-----|----|----|--------|--------|-----|-----|----------|----------|----------|----------|----|----------|

Explanation of Responses:

(1)  Between  April 1,  2000 and June 30,  2000 the  reporting  person  acquired
     33.939 shares of C&D Technologies, Inc. common stock under the C&D Technologies 401(k) Plan. On June 16, 2000 the Common Stock of C&D Technologies, Inc. split two-for- one in the form of a 100% stock dividend, resulting in the reporting person's scquisition of 36.365 additional shares of common stock. Shares owned are estimated based upon units held by reporting person under the C&D Technologies Stock Fund of the 401(k) Plan as of June 30, 2000.

(2) On June 16, 2000 the Common Stock of C&D Technologies, Inc. split two-for-one in the form of a 100% stock dividend, resulting in the reporting person's acquistion of 18,000 additional shares.

(footnotes continue on following page)

(3) This option was previously reported as covering 20,000 shares at an exercise price of $12.00 per share, but was adjusted to reflect a two-for-one split in the form of a 100% stock dividend on June 16, 2000.

(4) This option was previously reported as covering 5,000 shares at an exercise price of $17.25 per share, but was adjusted to reflect a two-for-one split in the form of a 100% stock dividend on June 16, 2000.

(5) This option was previously reported as covering 8,400 shares at an exercise price of $22.9375 per share, but was adjusted to reflect a two-for-one split in the form of a 100% stock dividend on June 16, 2000.

(6) This option was previously reported as covering 5,000 shares at an exercise price of $23.3125 per share, but was adjusted to reflect a two-for-one split in the form of a 100% stock dividend on June 16, 2000.

(7) This option was previously reported as covering 7,200 shares at an exercise price of $36.6875 per share, but was adjusted to reflect a two-for-one split in the form of a 100% stock dividend on June 16, 2000.

(8) This option was previously reported as covering 7,500 shares at an exercise price of $44.625 per share, but was adjusted to reflect a two-for-one split in the form of a 100% stock dividend on June 16, 2000.


                                     /s/ A.P. Kambouroglou            7/10/00
                                     ------------------------------- ----------
                                     **Signature of Reporting Person   Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
                                                                   SEC1474(7-96)
                                                                     PAGE 2